
June 7, 2011

Ms. Pamela J. Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

Re:     **Consolidation Services, Inc.**
        **File No.  333-142105**

Dear Ms. Thompson:

        In your letter dated May 27, 2011 and in Consolidation Services Inc.'s (the "Company") Form 8-K filed April 7, 2010 and amended on July 20, 2010, you state that on April 1, 2010, the Company entered into 12 substantially similar Asset Purchase Agreements with various Funds to acquire interests and related support equipment in 39 oil wells and 19 gas wells located on approximately 1,500 leased acres in Kentucky and Tennessee.  The managing member of each of the Funds is Leland Kentucky Holdings, Inc.  The acquired oil and gas wells contained estimated proved reserves net to the Company of 148 MBO and 1,042 MMcF of natural gas at the acquisition date.  Of these reserves, approximately 83 MBO were classified as proved developed producing reserves.  In the Form 8-K, you indicate the purchase price was 23,216,729 restricted shares of common stock valued at an aggregate of approximately $15 million.  You also indicate in your letter you have concluded the working interests acquired represent a purchase of a business for reporting purposes.   For the reasons stated in your letter, you request the Company be allowed to present audited Statements of Revenues and Direct Expenses in lieu of full financial statements for the acquired business.

        We note that in the Company's Form 10-Q for the period ended March 31, 2010, the Company indicates it re-entered the exploration stage on January 1, 2010 to begin its oil and gas operations, the Company's total assets of approximately $0.9 million consisted primarily of unproven property costs, and the Company had generated no revenues to date since its re-entry into the exploration stage.  As a result, the operations of your acquired interests in the oil and gas wells are considered to be the predecessor operations of the Company.  Full financial statements, not Statements of Revenues and Direct Expenses, are required to be provided for a business acquisition that constitutes the predecessor business of the registrant.

        Financial statements for the Company and its predecessor should collectively be 'as of' all dates and 'for' all periods required by S-X Article 8. Any interim period of the predecessor prior to its acquisition by the Company should be audited when audited financial statements for the period after the acquisition are presented. In this regard, the predecessor's financial statements should have been presented in the Company's filings for periods including and subsequent to the acquisition date that include a requirement to present the Company's financial statements for periods prior to the acquisition date. In addition, the predecessor's interim period from January 1, 2010 to April 1, 2010 should have been presented and audited when the Company's audited annual financial statements for the period that includes the acquisition date are presented. You should, at a minimum, amend your Form 10-K for the period ended December 31, 2010 to add the audited financial statements of the predecessor business for the period ended December 31, 2009 and for the period from January 1, 2010 to April 1, 2010, and you should amend your Form 10-Q for the period ended March 31, 2011 to add the predecessor's unaudited interim financial statements for the period ended March 31, 2010.

Until the Company files the full financial statements of the acquired business for the time span required under Regulation S-X Rules 8-02 and 8-03, we will not declare effective any registration statements or post-effective amendments. In addition, the Company should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the Company files the required financial statements.

The staff's conclusion is based solely on the information included in your letter and disclosed in the Company's filings on Forms 8-K and 10-Q. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

Sincerely,

Mark C. Shannon
Associate Chief Accountant